SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release dated March 2, 2004.
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

     Table of contents:

–	Press Release dated March 2, 2004.

Press Release

ENEL TO SEEK STOCK MARKET LISTING FOR TERNA,
PROCEED WITH BINDING OFFER FOR 2 ROMANIAN ELECTRICITY DISTRIBUTORS,
AND EXIT WATER SECTOR

Rome, March 2, 2004 – The Board of Enel, chaired by Piero Gnudi, met today and confirmed its intention to seek a listing for approximately 50% of the share capital of Terna. The Board authorized the presentation of a prospectus to Consob and the lodging of a request for stock market quotation with the Italian stock exchange, Borsa Italiana. The Board also decided to adapt Terna’s by-laws to include both recent changes to Italian company law and regulations for listed companies, with particular attention to the introduction of clauses protecting minorities (slate vote system, etc.). These modifications will be approved during a Terna shareholders meeting scheduled for March 3, 2004.

Terna is 100%-owned by Enel and, in turn, owns 94% of the national high-voltage electricity network. It specializes in the planning, construction, remote monitoring, remote management, operation, maintenance, renovation and development of electricity transmission systems. The company has over 38,000 kms of high-voltage power lines and 295 substations. In 2003, Terna had revenues of approximately 877 million euro, a gross operating margin (Ebitda) of approximately 595 million euro and a net profit of approximately 123 million euro.

***

The Board also approved the presentation of a binding offer for the acquisition of a majority stake in two Romanian electricity distribution companies, Banat and Dobrogea, which together serve 17% of the country’s customers. The Banat Electrica network covers four western regions, including the area of Timisoara, and serves 850,000 customers (10% of the country’s total customers). The Dobrogea Electrica network covers four eastern regions, including the area of Costanza on the Black Sea, and serves 590,000 customers (7% of total customers).

***

As a part of Enel’s strategy to focus on its core electricity and gas businesses, the Board approved a progressive exit from the water sector. This will be implemented through the sale of Enel Hydro by direct negotiation, once the activities of planning, engineering and water treatment have been transferred to a new company. These activities will be individually enhanced and sold. Once those activities have been removed, Enel Hydro will hold only concessions and shareholdings in the water sector in Calabria, Campania and the province of Latina.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated: March 2, 2004